FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

Enel Chile S.A.

Securities Registration No. 1139

Santiago, December 9, 2022

Gen. Mgmt. No. 025/2022

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Madam:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 of the Securities Market Law and General Rule No. 30 of the Financial Market Commission ("CMF" in its Spanish acronym), duly authorized and on behalf of Enel Chile S.A. ("Enel Chile"), I hereby inform the following:

On July 28, 2022, as communicated through a Material Fact, Enel Chile entered into a contract called "Stock Purchase Agreement" through which Enel Chile agreed to sell to Sociedad Transmisora Metropolitana SpA (a company 100% controlled by Inversiones Grupo Saesa Limitada), all of its shares issued by Enel Transmisión Chile S.A. (the "Sale and Purchase transaction"), equivalent to 99.09% of the latter.

The closing of the Purchase and Sale transaction and the consequent transfer of the shares of Enel Transmisión Chile S.A. was subject to the fulfillment of certain usual conditions for this type of transaction, the main ones being the following: i) the approval of the National Economic Prosecutor's Office in accordance with the provisions of D.L. 211 of 1973, which was obtained last October 2022 in pure and simple form, i.e., exempt from all conditions; and ii) the declaration of the success of a Public Tender Offer (PTO) for the total shares of Enel Transmisión Chile S.A. by the purchaser. On November 6, Sociedad Transmisora Metropolitana SpA and Mareco Holdings Corp. published the commencement notice of the PTO for Enel Transmisión Chile S.A. shares, which began on November 7, 2022 and ended on December 6, 2022. Today, the notice of results of the PTO was published, declaring its success.

Upon fulfillment of the aforementioned conditions precedent, the Purchase and Sale transaction, as well as the amendments to the bylaws approved by the Extraordinary Shareholders’ Meeting of Enel Transmisión Chile S.A. held on October 27, 2022, whereby the capital stock was divided into two classes of shares, became effective today.

As a consequence of the foregoing, today, Enel Chile received the purchase price of USD 1,399 million for 99.09% of the capital of Enel Transmisión Chile S.A. Also on the same date, Enel Chile received the payment of the debts that Enel Transmisión Chile S.A. had with Enel Chile S.A. for the amount of 172,369,859,417 Chilean pesos.

By virtue of the Purchase and Sale transaction being final and its main obligations being fulfilled, a change of control of Enel Transmisión Chile S.A. is verified, so that it ceases to be a subsidiary of Enel Chile S.A. and is no longer consolidated by the latter, becoming its new controlling shareholder Sociedad Transmisora Metropolitana SpA.

The execution of the Purchase and Sale transaction has a positive effect on Enel Chile's consolidated net income of USD 760 million approximately in 2022.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: December 9, 2022